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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of January 2005

                       FRESENIUS MEDICAL CARE CORPORATION

                 (Translation of registrant's name into English)

                              Else-Kroner Strasse 1
                                61346 Bad Homburg
                                     Germany
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

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         On December 1, 2004, National Medical Care, Inc., a subsidiary of Fresenius Medical Care AG (the "Company"), entered into an amended and restated agreement with Amgen USA, Inc. for the supply of EPOGEN(R) (Epoetin alfa) and Aranesp(R) (darbepoetin alfa). The amended and restated agreement supersedes and replaces the supply agreement dated effective January 1, 2004 which was filed with the Securities and Exchange Commission as Exhibit 4.19 to the Company's Form 20-F for the year ended December 31, 2003.

         The amended and restated supply agreement reduces the term of the previous agreement by one month and modifies certain rebate programs.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

         DATE: January 14, 2005


                                  FRESENIUS MEDICAL CARE
                                  AKTIENGESELLSCHAFT

                                  By: /s/ BEN LIPPS
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                                      Name:  Ben Lipps
                                      Title: Chief Executive Officer and
                                             Chairman of the Management Board

                                  By: /s/ LAWRENCE ROSEN
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                                      Name:  Lawrence Rosen
                                      Title: Chief Financial Officer